The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 0981)

SMIC REPORTS RESULTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2008

● Semiconductor Manufacturing International Corporation (NYSE: SMI; SEHK:
981) (“SMIC” or the “Company”), one of the leading semiconductor foundries in the world, today announced its consolidated results of operations for the three months ended December 31, 2008.
● Overall revenue decreased to $272.5 million in 4Q08, down 27.5% QoQ from 3Q08 due to a 25.1% decrease in wafer shipments. For the 2008 full year, non-DRAM revenue increased by 14.3% YoY while revenue from China increased by
28.0% YoY. Simplified ASP fell 3.2% QoQ but increased 6.0% YoY to $843 in
4Q08. For the 2008 full year, simplified ASP was $840 as compared to $838 in
2007. Gross margin was -27.4% in 4Q08 compared to 7.2% in 3Q08 due to a significant drop in fab utilization. The Company recorded a net loss of $124.5 million in 4Q08 compared to a net loss of $30.3 million in 3Q08.
● Set out below is a copy of the full text of the press release made by the Company on February 5, 2009 in relation to its results for the three months ended December 31, 2008.
● This announcement is made pursuant to the disclosure obligations under
Rule 13.09(1) of The Rules Governing the Listing of Securities on The Stock
Exchange of Hong Kong Limited as the Company made the press release, reproduced below, on February 5, 2009.

Set out below is a copy of the full text of the press release by the Company on February 5, 2009 in relation to its results for the three months ended December 31, 2008.

All currency figures stated in this report are in US Dollars unless stated otherwise.

The financial statement amounts in this report are determined in accordance with US GAAP.

Shanghai, China – February 5, 2009. Semiconductor Manufacturing International Corporation (NYSE: SMI; SEHK: 981) (“SMIC” or the “Company”), one of the leading semiconductor foundries in the world, today announced its consolidated results of operations for the three months ended December 31, 2008.

Fourth Quarter 2008 Highlights:

•	Overall revenue decreased to $272.5 million in 4Q08, down 27.5% QoQ from 3Q08 due to a 25.1% decrease in wafer shipments.

•	For the 2008 full year, non-DRAM revenue increased by 14.3% YoY while revenue from China increased by 28.0% YoY.

•	Gross margin was -27.4% in 4Q08 compared to 7.2% in 3Q08 due to a significant drop in fab utilization.

•	The Company recorded a net loss of $124.5 million in 4Q08 compared to a net loss of $30.3 million in 3Q08.

•	Net cash flow from operations, however, increased to $171.2 million in 4Q08 from $110.1 million in 3Q08 due to a decrease in the use of working capital. Net cash flow from operations after deducting capital expenditure improved to $23.7 million in 4Q08 from -$120.6 million in 3Q08.

•	As a result of the new equity funding from a strategic investor and debt repayment during the quarter, the Company’s debt equity ratio improved to 39.7% as of 4Q08 from 45.7% as of 3Q08.

•	Simplified ASP fell 3.2% QoQ but increased 6.0% YoY to $843 in 4Q08. For the 2008 full year, simplified ASP was $840 as compared to $838 in 2007.

Commenting on the quarterly results, Dr. Richard Chang, Chief Executive Officer of SMIC, remarked, “Although our fourth quarter 2008 performance was impacted by the worldwide economic situation, we were able to achieve revenue in-line with our guidance. For the full year of 2008, consistent with our stated strategy of focusing on the non-DRAM business, we have managed to grow our non-DRAM revenue by 14.3% year-on-year despite a difficult fourth quarter. In addition, leveraging our strength in the China market, we have increased our sales to the domestic IC companies by 28% in 2008 relative to 2007.

Moving forward, we will continue our key strategy of capturing growth opportunities in China because we expect the Chinese economy to recover relatively quicker due to the numerous stimulus packages being implemented by the Chinese government which is expected to drive the local market demand, as well as infrastructure development such as the recent issuance of third generation (“3G”) wireless licenses. SMIC’s proven technology and track record in serving both China and global customers has enabled us in capturing China’s 3G opportunities. As part of our China strategy, we have formed a strategic partnership with Datang, a leader in China’s mobile telecommunication technologies. We expect that this partnership will position SMIC to be the primary supplier of the silicon requirements for Datang’s TD-SCDMA technology, China’s self-developed 3G wireless standard. We are committed to collaborating with world-class partners in better servicing various customers to enhance our leadership position in the China market. Currently, we are already producing CIS, Mobile CMMB, HDTV, RFID, and LCOS products for our Chinese customers and we expect our product portfolio to continue to strengthen.

In 2008, our total new customer tape outs increased 16% compared to the previous year. In the fourth quarter of 2008, new tape outs grew 9% year-over-year, and we expect new tape outs for the first quarter of 2009 to remain strong. In terms of our advanced technology development, we have achieved 45 nanometer silicon success ahead of schedule, and we released three of our own 65 nanometer standard cell libraries to our customers. Our Beijing fab DRAM conversion into logic capability has also been completed and now has a total capacity of 40,500 8-inch equivalent logic wafers per month.

In addition, we continue to strengthen our balance sheet. We have maintained positive EBITDA throughout the years, which we expect to continue into 2009. Our net cashflow from operations after deducting capital expenditure has increased to $24 million in the fourth quarter of 2008 from negative $121 million in the third quarter of 2008 as a result of a decrease in the use of working capital as well as tightened control over capital expenditure. As a result of the new equity funding from Datang and debt repayment, our debt equity ratio has improved to 39.7% as of the end of the fourth quarter as compared to 45.7% as of the end of the third quarter. We are also exercising tight capital expenditure and expense control during this downturn. We estimate that our capital expenditure for 2009 will be around $190 million, representing approximately a 72% decline from 2008. In addition, we are targeting to reduce our payroll costs by 15% in 2009 without workforce reduction. We thank our employees for their support during this difficult time.

Under the current business environment, we plan to continue our focus on maintaining excellent customer relations, strengthening our product portfolio, focusing on the Greater China market, while continuing to develop advanced technology and reduce costs, in effort to position ourselves as a stronger and more competitive player in the foundry sector when the global economy recovers.”

Conference Call / Webcast Announcement

Date: February 6, 2009
Time: 8:30 a.m. Shanghai time
Dial-in numbers and pass code: U.S. 1-617-597-5342 or HK 852-3002-1672 (Pass code: SMIC).

A live webcast of the 2008 fourth quarter announcement will be available at http://www.smics.com under the “Investor Relations” section. An archived version of the webcast, along with an electronic copy of this news release will be available on the SMIC website for a period of 12 months following the webcast.

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) foundry and technology services at 0.35um to 45nm. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, a 200mm fab under construction in Shenzhen, and an in-house assembly and testing facility in Chengdu. SMIC also has customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong. In addition, SMIC manages and operates a 200mm wafer fab in Chengdu owned by Cension Semiconductor Manufacturing Corporation and a 300mm wafer fab in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation.

For more information, please visit www.smics.com

Safe Harbor Statements
(Under the Private Securities Litigation Reform Act of 1995)

This press release contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including statements concerning SMIC’s ability to continue capturing growth opportunities in China, the quicker recovery of the Chinese economy relative to the global economy, SMIC’s expectation of becoming the primary supplier of silicon requirements for Datang’s TD-SCDMA technology, the continued strengthening of SMIC’s product portfolio, SMIC’s expectation that new tape outs in the first quarter of 2009 will remain strong, SMIC’s ability to maintain a positive EBITDA in 2009, SMIC’s expectations regarding the amount of its capital expenditures in 2009 and targeted reduction in payroll costs, SMIC’s efforts in positioning itself as a stronger and more competitive player in the foundry sector, and statements under “Depreciation and Amortization”, “Capex Summary” and “First Quarter 2009 Guidance”, are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, the downturn in the global economy and the impact on China’s economy, intense competition, timely wafer acceptance by SMIC’s customers, timely introduction of new technologies, SMIC’s ability to capture growth opportunities in China, SMIC’s ability to become the primary supplier of silicon requirements for Datang’s TD-SCDMA technology, SMIC’s ability to strengthen its products portfolio, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, orders or judgments from pending litigation, availability of manufacturing capacity and financial stability in end markets.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its annual report on 20-F, as amended, filed with the SEC on November 28, 2008, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and such other documents that SMIC may file with the SEC or SEHK from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Material Litigation

Recent TSMC Legal Developments:

On August 25, 2006, TSMC filed a lawsuit against the Company and certain subsidiaries (SMIC (Shanghai), SMIC (Beijing) and SMIC (Americas)) in the Superior Court of the State of California, County of Alameda for alleged breach of the Settlement Agreement, alleged breach of promissory notes and alleged trade secret misappropriation by the Company. TSMC seeks, among other things, damages, injunctive relief, attorneys’ fees, and the acceleration of the remaining payments outstanding under the Settlement Agreement.

In the present litigation, TSMC alleges that the Company has incorporated TSMC trade secrets in the manufacture of the Company’s 0.13 micron or smaller process products.  TSMC further alleges that as a result of this claimed breach, TSMC’s patent license is terminated and the covenant not to sue is no longer in effect with respect to the Company’s larger process products.

The Company has vigorously denied all allegations of misappropriation. The Court has made no finding that TSMC’s claims are valid. The Court has set a trial date of September 1, 2009.

On September 13, 2006, the Company announced that in addition to filing a response strongly denying the allegations of TSMC in the United States lawsuit, it filed on September 12, 2006, a cross-complaint against TSMC seeking, among other things, damages for TSMC’s breach of contract and breach of implied covenant of good faith and fair dealing.

On November 16, 2006, the High Court in Beijing, the People’s Republic of China, accepted the filing of a complaint by the Company and its wholly-owned subsidiaries, SMIC (Shanghai) and SMIC (Beijing), regarding the unfair competition arising from the breach of bona fide (i.e. integrity, good faith) principle and commercial defamation by TSMC (“PRC Complaint”). In the PRC Complaint, the Company is seeking, among other things, an injunction to stop TSMC’s infringing acts, public apology from TSMC to the Company and compensation from TSMC to the Company, including profits gained by TSMC from their infringing acts.

TSMC filed with the California court in January 2007 a motion seeking to enjoin the PRC action. In February 2007, TSMC filed with the Beijing High Court a jurisdictional objection, challenging the competency of the Beijing High Court’s jurisdiction over the PRC action.

In March 2007, the California Court denied TSMC’s motion to enjoin the PRC action. TSMC appealed this ruling to California Court of Appeal. On March 26, 2008, the Court of Appeal, in a written opinion, denied TSMC’s appeal.

In July 2007, the Beijing High Court denied TSMC’s jurisdictional objection and issued a court order holding that the Beijing High Court shall have proper jurisdiction to try the PRC action. TSMC appealed this order to the Supreme Court of the People’s Republic of China. On January 7, 2008, the Supreme Court heard TSMC’s appeal. On June 13, 2008, the Supreme Court denied TSMC’s appeal and affirmed the jurisdiction of the Beijing High Court.

On August 14, 2007, the Company filed an amended cross-complaint against TSMC seeking, among other things, damages for TSMC’s breach of contract and breach of patent license agreement. TSMC thereafter denied the allegations of the Company’s amended cross-complaint and subsequently filed additional claims that the Company breached the Settlement Agreement by filing an action in the Beijing High Court. The Company has denied these additional claims by TSMC.

On August 15-17, 2007, the California Court held a preliminary injunction hearing on TSMC’s motion to enjoin use of certain process recipes in certain of the Company’s 0.13 micron logic process flows. On September 7, 2007, the Court denied TSMC’s preliminary injunction motion, thereby leaving unaffected the Company’s development and sales. However, the court required the Company to provide 10 days’ advance notice to TSMC if the Company plans to disclose logic technology to non-SMIC entities under certain circumstances, to allow TSMC to object to the planned disclosure.

On March 11, 2008, TSMC filed an application for a right to attach order in the California Court. By its application, TSMC sought an order securing an amount equal to the remaining balance on the promissory notes issued by the Company in connection with the Settlement Agreement. The Company opposed the application. A hearing was held on April 3, 2008. On June 24, 2008, the Court denied TSMC’s application.

In May 2008, TSMC filed a motion in the California Court for summary adjudication against the Company on several of the Company’s cross claims. The Company opposed the motion and on August 6, 2008, the Court granted in part and denied in part TSMC’s motion.

On June 23, 2008, the Company filed in the California court a cross-complaint against TSMC seeking, among other things, damages for TSMC’s unlawful misappropriation of trade secrets from SMIC to improve its competitive position against SMIC.

On July 10, 2008, the California Court held a preliminary injunction hearing on TSMC’s motion to enjoin disclosure of information on certain process recipes in the Company’s 0.30 micron logic process flows to 3rd parties. On August 8, 2008, the Court granted-in-part TSMC’s motion and preliminarily enjoined SMIC from disclosing fourteen 0.30 ìm process steps. On October 3, 2008, SMIC filed a notice of appeal of the Court’s August 8, 2008 Order with the California Court of Appeal.

During the pre-trial proceedings in the matter, questions have arisen regarding the actual terms of the 2005 Settlement Agreement between SMIC and TSMC, and regarding whether a valid agreement was executed by the parties. In light of recent disclosures made in the case, SMIC is now of the view that the Settlement Agreement attached as an exhibit to the Company’s 2005 Form 20-F does not correctly reflect the terms of an agreement between the parties. From January 13-16, 2009, the California Superior Court held trial to determine (a) if a valid agreement exists between the parties and, if so, (b) the terms of such agreement. When issued, these determinations might materially impact our financial statements and our financial position and results of operations both historically and prospectively.

The Court has scheduled a trial upon all liability issues related to a selected list of TSMC trade secret claims and SMIC trade secret claims to commence on September 1, 2009.

Under the provisions of SFAS 144, the Company is required to make a determination as to whether or not this pending litigation represents an event that requires a further analysis of whether the patent license portfolio has been impaired. We believe that the lawsuit is at a preliminary stage and we are still evaluating whether or not the litigation represents such an event. The Company expects further information to become available to us, which will aid us in making a determination. The outcome of any impairment analysis performed under SFAS 144 might result in a material impact to our financial position and results of operations. Because the case is in its preliminary stage, the Company is unable to evaluate the likelihood of an unfavorable outcome or to estimate the amount or range of potential loss.

Investor Contacts:

En-Ling Feng	Beverly Liu	Edith Kwan
+86-21-3861-0000 ext.16275	+86-21-3861-0000 ext.16099	+852-2116-2624
Enling_Feng@smics.com	Beverly_Liu@smics.com	Edith_Kwan@smics.com

Summary of Fourth Quarter 2008 Operating Results

Amounts in US$ thousands, except for EPS and operating data

	4Q08	3Q08	QoQ	4Q07	YoY
Revenue	272,479	375,945	-27.5%	395,254	-31.1%
Cost of sales	347,114	348,721	-0.5%	360,207	-3.6%
Gross profit	(74,635)	27,224	—	35,047	—
Operating expenses	46,445	40,451	14.8%	57,389	-19.1%
Loss from operations	(121,080)	(13,227)	815.4%	(22,342)	441.9%
Other expenses, net	(4,146)	(15,631)	-73.5%	(1,655)	150.5%
Income tax (expenses) credit	(745)	(4,499)	-83.4%	23,100	—
Net loss after income taxes	(125,971)	(33,357)	277.6%	(897)	13943.6%
Minority interest	1,520	3,094	-50.9%	1,157	31.4%
Loss from equity investment	(92)	(26)	253.8%	(882)	-89.5%
Loss attributable to holders of ordinary shares	(124,543)	(30,289)	311.2%	(622)	19923.0%
Gross margin	-27.4%	7.2%		8.9%
Operating margin	-44.4%	-3.5%		-5.7%
Net (loss) income per ordinary share — basic(1)	(0.0066)	(0.0016)		(0.0000)
Net (loss) income per ADS – basic	(0.3287)	(0.0814)		(0.0017)
Net (loss) income per ordinary share – diluted(1)	(0.0066)	(0.0016)		(0.0000)
Net (loss) income per ADS – diluted	(0.3287)	(0.0814)		(0.0017)

Wafers shipped (in 8” wafers)(2)	323,175	431,660	-25.1%	497,454	-35.0%

Capacity utilization	67.7%	90.5%		94.4%

Note:

(1)	Based on weighted average ordinary shares of 18,948 million (basic) and 18,948 million (diluted) in 4Q08, 18,612 million (basic) and 18,612 million (diluted) in 3Q08 and 18,550 million (basic) and 18,550 million (diluted) in 4Q07

(2)	Including copper interconnects

•	Overall revenue decreased to $272.5 million in 4Q08, down 27.5% QoQ from $375.9 million in 3Q08 and down 31.1% YoY from $395.3 million in 4Q07 due to lower wafer shipments.

•	Cost of sales decreased to $347.1 million in 4Q08, down 0.5% QoQ from $348.7 million in 3Q08.

•	Gross profit decreased to -$74.6 million in 4Q08, down QoQ from $27.2 million in 3Q08 and down YoY from $35.0 million in 4Q07.

•	Gross margins decreased to -27.4% in 4Q08 from 7.2% in 3Q08 due to a significant drop in fab utilization.

•	Total operating expenses increased to $46.4 million in 4Q08 from $40.5 million, an increase of 14.8% QoQ primarily due to higher amortization of acquired IP-related intangible assets.

•	R&D expenses decreased to $12.5 million in 4Q08, down 29.8% from $17.8 million, primarily due to an increase in government subsidies received in 4Q08. Excluding the government subsidies, R&D expenses increased 8.0% QoQ due to the expenses related to 45nm and 65nm R&D activities.

•	G&A expenses increased to $16.1 million in 4Q08 from $10.8 million in 3Q08 due to reversal of overprovision of legal fee in 3Q08, higher professional fees, and higher doubtful debt provision in 4Q08.

•	Selling & marketing expenses increased to $5.8 million in 4Q08, up 4.8% QoQ from $5.6 million in 3Q08.

Analysis of Revenues

Sales Analysis
By Application	4Q08	3Q08	4Q07
Computer	4.5%	5.4%	22.9%
Communications	45.9%	53.0%	47.4%
Consumer	37.5%	32.8%	22.7%
Others	12.1%	8.8%	7.0%
By Service Type	4Q08	3Q08	4Q07

Logic(3)	85.6%	87.4%	67.4%
DRAM	2.6%	2.4%	23.6%
Management Services	2.2%	2.4%	1.5%
Mask Making, testing, others	9.6%	7.9%	7.5%

By Customer Type	4Q08	3Q08	4Q07

Fabless semiconductor companies	65.0%	55.1%	49.3%
Integrated device manufacturers (IDM)	15.2%	26.1%	38.5%
System companies and others	19.8%	18.8%	12.2%
By Geography	4Q08	3Q08	4Q07

North America	59.9%	58.6%	44.6%
Asia Pacific (ex. Japan)	36.0%	34.6%	26.4%
Japan	1.7%	2.1%	10.4%
Europe	2.4%	4.7%	18.6%
Wafer Revenue Analysis

By Technology (logic, DRAM & copper interconnect only)	4Q08	3Q08	4Q07
0.09ìm	11.1%	19.4%	25.3%
0.13ìm	34.4%	25.1%	24.4%
0.15ìm	2.2%	2.0%	5.5%
0.18ìm	32.5%	33.9%	28.3%
0.25ìm	0.6%	0.5%	0.5%
0.35ìm	19.2%	19.1%	16.0%
By Technology (Logic Only)(1)	4Q08	3Q08	4Q07

0.09ìm	10.9%	19.4%	7.7%
0.13ìm(2)	32.6%	23.2%	21.0%
0.15ìm	2.2%	2.0%	7.7%
0.18ìm	33.7%	35.0%	40.3%
0.25ìm	0.7%	0.5%	0.6%
0.35ìm	19.9%	19.9%	22.7%

Note:
(1) Excluding 0.13μm copper interconnects
(2) Represents revenues generated from manufacturing full flow wafers
(3) Including 0.13μm copper interconnects

Capacity*

Fab / (Wafer Size)	4Q08	3Q08
Shanghai Mega Fab (8”)(1)	88,000	88,000
Beijing Mega Fab (12”)(2)	40,500	36,000
Tianjin Fab (8”)	32,000	30,000
Total monthly wafer fabrication capacity	160,500	154,000

Note:

* Wafers per month at the end of the period in 8” wafers

(1)	Shanghai Mega Fab is now comprised of Fab 1, Fab 2, and Fab 3

(2)	Beijing Mega Fab is now comprised of Fab 4, Fab 5, and Fab 6

Shipment and Utilization

8” equivalent wafers	4Q08	3Q08	4Q07
Wafer shipments including copper interconnects	323,175	431,660	497,454
Utilization rate(1)	67.7%	90.5%	94.4%

Note:

(1) Capacity utilization based on total wafer out divided by estimated capacity

•	Wafer shipments decreased 25.1% QoQ to 323,175 units of 8-inch equivalent wafers in 4Q08 from 431,660 units of 8-inch equivalent wafers in 3Q08, and down 35.0% YoY from 497,454 8-inch equivalent wafers in 4Q07.

•	For the full year of 2008, the overall wafer shipments were 1,611,208 units of 8-inch equivalent wafers, down 12.9% YoY while logic only wafer shipments increased 24.9% YoY.

Detailed Financial Analysis

Gross Profit Analysis

Amounts in US$ thousands	4Q08	3Q08	QoQ	4Q07	YoY
Cost of sales	347,114	348,721	-0.5%	360,207	-3.6%
Depreciation	183,916	165,641	11.0%	161,232	14.1%
Other manufacturing costs	156,446	176,329	-11.3%	190,671	-18.0%
Deferred cost amortization	5,886	5,886	—	5,886	—
Share-based compensation	866	865	0.1%	2,418	-64.2%
Gross Profit	(74,636)	27,224	—	35,047	—
Gross Margin	-27.4%	7.2%		8.9%

•	Cost of sales decreased to $347.1 million in 4Q08, down 0.5% QoQ from $348.7 million in 3Q08.

•	Depreciation increased in 4Q08 primarily due to low fab utilization resulting in most of the depreciation being expensed in the same quarter instead of being capitalized as inventory costs.

•	Gross profit decreased to -$74.6 million in 4Q08, down QoQ from $27.2 million in 3Q08 and down YoY from $35.0 million in 4Q07.

•	Gross margins decreased to -27.4% in 4Q08 from 7.2% in 3Q08 due to a significant drop in fab utilization.

Operating Expense Analysis

Amounts in US$ thousands	4Q08	3Q08	QoQ	4Q07	YoY
Total operating expenses	46,445	40,451	14.8%	57,389	-19.1%
Research and development	12,524	17,838	-29.8%	26,201	-52.2%
General and administrative	16,146	10,761	50.0%	18,820	-14.2%
Selling and marketing	5,843	5,578	4.8%	5,688	2.7%
Amortization of intangible assets	11,564	6,906	67.4%	6,878	68.1%
Impairment loss of long-lived assets	967	—	—	—	—
Income from disposal of properties	(599)	(632)	-5.2%	(198)	202.5%

•	Total operating expenses increased to $46.4 million in 4Q08 from $40.5 million, an increase of 14.8% QoQ primarily due to an increase in the amortization of acquired IP-related intangible assets.

•	R&D expenses decreased to $12.5 million in 4Q08, down 29.8% from $17.8 million primarily due to an increase in government subsidies received in 4Q08. Excluding government subsidies, R&D expenses increased 8.0% QoQ due to higher expenses related to 45nm and 65nm R&D activities.

•	G&A expenses increased to $16.1 million in 4Q08 from $10.8 million in 3Q08 due in part to a reversal of overprovision of legal fees recorded in 3Q08, higher professional fees, and higher doubtful debt provision in 4Q08.

•	Selling & marketing expenses increased to $5.8 million in 4Q08, up 4.8% QoQ from $5.6 million in 3Q08.

•

Other Income (Expenses)

Amounts in US$ thousands	4Q08	3Q08	QoQ	4Q07	YoY
Other income (expenses)	(4,146)	(15,631)	-73.5%	(1,655)	150.5%
Interest income	1,184	2,542	-53.4%	3,971	-70.2%
Interest expense	(7,133)	(11,088)	-35.7%	(11,485)	-37.9%
Foreign currency exchange gain (loss)	(2,543)	(7,023)	-63.8%	4,613	—
Other, net	4,346	(62)	—	1,246	248.8%

•	Interest expense decreased in 4Q08 relative to 3Q08 primarily due to an increase in government interest subsidies received, the effect of which was partially offset by a decrease in interest capitalization resulting from lower capital expenditure. Excluding the effect from government subsidies and interest capitalization, interest expense in 4Q08 increased by $1.1 million from 3Q08.

•	Foreign exchange loss arising from non-operating activities has decreased to $2.5 million in 4Q08 from $7.0 million in 3Q08. Combined with the foreign exchange gain arising from the operating acitivities (separately recorded under the G&A expenses), the Company recorded an overall foreign exchange loss of $0.4 million in 4Q08 as compared to a foreign exchange loss of $4.6 milllion in 3Q08.

Depreciation and Amortization

•	Total depreciation and amortization for 4Q08 is $207.7 million as compared to $197.7 million for 3Q08.

•	Total depreciation and amortization for 2008 is $805.6 million as compared to $754.0 million for 2007.

•	The total depreciation and amortization for 2009 is expected to remain flat as compared to 2008, but total depreciation and amortization is expected to decline in 2010 as the majority of the 8-inch production equipment in our Shanghai Mega Fab will reach the end of the depreciation life in 2010.

Liquidity

Amounts in US$ thousands	4Q08	3Q08
Cash and cash equivalents	450,230	392,881
Restricted Cash	6,255	3,000
Short term investments	19,928	50,646
Accounts receivable	199,372	285,874
Inventory	171,637	233,022
Others	79,437	72,272
Total current assets	926,859	1,037,695
Accounts payable	185,919	301,712
Short-term borrowings	201,258	212,600
Current portion of long-term debt	360,629	340,355
Others	151,967	177,736
Total current liabilities	899,773	1,032,403
Cash Ratio	0.5x	0.3x
Quick Ratio	0.7x	0.7x
Current Ratio	1.0x	1.0x

The increase in cash and cash equivalents as of end of 4Q08 was primarily due to $165.1 million of new equity funding raised during the quarter from a strategic investor.

Capital Structure

Amounts in US$ thousands	4Q08	3Q08
Cash and cash equivalents	450,230	392,881
Restricted Cash	6,255	3,000
Short-term investment	19,928	50,646
Current portion of promissory note	29,242	29,493
Promissory note	23,590	37,762
Short-term borrowings	201,258	212,600
Current portion of long-term debt	360,629	340,355
Long-term debt	536,518	692,131
Total debt	1,098,405	1,245,086
Shareholders’ equity	2,764,279	2,721,561
Total debt to equity ratio	39.7%	45.7%

As a result of the new equity funding raised and debt repayment, the Company’s debt equity ratio has improved to 39.7% as of end of 4Q08 from 45.7% as of end of 3Q08.

Cash Flow

Amounts in US$ thousands	4Q08	3Q08
Net cash from operating activities	171,213	110,119
Net cash from investing activities	(120,085)	(162,773)
Net cash from financing activities	6,460	(34,668)
Net change in cash	57,349	(87,384)

Net cash flow from operations has increased to $171.2M in 4Q08 from $110.1M in 3Q08 due to a decrease in the use of working capital. Net cash flow from operations after deducting capital expenditure has improved to $23.7 in 4Q08 million from -$120.6 million in 3Q08.

Capex Summary

•	Capital expenditures for 4Q08 were $56 million. The total capital expenditure for 2008 was approximately $665 million as compared to the earlier market guidance of $790 million.

•	Total planned capital expenditures for 2009 will be around $190 million.

First Quarter 2009 Guidance

The following statements are forward looking statements which are based on current expectation and which involve risks and uncertainties, some of which are set forth under “Safe Harbor Statements” above.

•	Given the lack of visibility in this current market environment, we are unable to provide specific revenue guidance. However, we estimate that Q109 revenue may decline by approximately 50%.

•	Operating expenses excluding foreign exchange difference ranging from $53 million to $56 million.

•	Capital expenditure expected to be approximately $40 million to $45 million.

•	Depreciation and amortization expected to be approximately $206 million to $208 million.

Recent Highlights and Announcements

•	Litigation Update [2008-12-24]

•	Unusual Increase in Share Trading Price [2008-12-24]

•	SMIC Achieves First 45-nanometer Silicon Success [2008-12-8]

•	Datang Holdings to Invest US$172 Million in SMIC [2008-11-10]

•	Issue of New Ordinary Shares under General Mandate and Resumption of Trading [2008-11-10]

•	Suspension of Trading [2008-11-06]

•	SMIC Reports Results for the Three Months Ended September 30, 2008 [2008-10-29]

•	SMIC Received U.S. Export Licenses for 32nm Technologies [2008-10-27]

•	SMIC Successfully Develops 0.11 Micron CIS Process Technology [2008-10-23]

•	HDIC Cooperates with SMIC for Successful Debut of High Definition TV Transmission Chips during Beijing Olympic Games [2008-10-14]

•	Change in Directorate [2008-10-06]

Please visit SMIC’s website at http://www.smics.com/website/enVersion/Press_Center/pressRelease.jsp for further details regarding the recent announcements.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
CONSOLIDATED BALANCE SHEET

(In US dollars)

	As of the end of
	December 31, 2008		September 30, 2008
	(Unaudited)		(Unaudited)
ASSETS
Current assets:
	$		$
Cash and cash equivalents		450,229,569		392,881,020
Restricted Cash		6,254,813		3,000,000
Short term investments		19,928,289		50,645,536
Accounts receivable, net of allowances of $5,680,658 and $4,697,378 at December 31, 2008 and September 30, 2008 respectively		199,371,694		285,873,827
Inventories		171,636,868		233,022,657
Prepaid expense and other current assets		56,299,086		52,768,850
Receivable for sale of plant and equipment and other fixed assets		23,137,764		19,503,560
Total current assets		926,858,083		1,037,695,450

Land use rights, net		74,293,284		74,437,989
Plant and equipment, net		2,963,385,840		3,106,399,766
Acquired intangible assets, net		200,059,106		212,611,259
Deferred cost, net		47,091,516		52,977,956
Equity investment		11,352,186		11,444,506
Other long-term prepayments		1,895,337		2,379,500
Deferred tax assets		45,686,470		43,971,049
	$		$
TOTAL ASSETS		4,270,621,822		4,541,917,475

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable		185,918,539		301,711,981
Accrued expenses and other current liabilities		122,173,803		147,725,420
Short-term borrowings		201,257,773		212,600,414
Current portion of promissory note		29,242,001		29,492,873
Current portion of long-term debt		360,628,789		340,355,129
Income tax payable		552,006		517,682
Total current liabilities		899,772,911		1,032,403,499

Long-term liabilities:
Promissory note		23,589,958		37,762,091
Long-term debt		536,518,281		692,131,401
Long-term payables relating to license agreements		18,169,006		28,037,163
Deferred tax liabilities		411,877		621,029
Total long-term liabilities		578,689,122		758,551,684

	$		$
Total liabilities		1,478,462,033		1,790,955,183

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
CONSOLIDATED BALANCE SHEET
(In US dollars)

Minority interest		27,881,250		29,401,201
Stockholders’ equity:
Ordinary shares£¬$0.0004 par value, 50,000,000,000
shares authorized, shares issued and outstanding
22,327,784,827 and 18,619,884,481
at December 31, 2008 and September 30, 2008, respectively		8,931,114		7,447,954
Additional paid-in capital		3,489,382,267		3,323,364,177
Accumulated other comprehensive loss		(439,123)		(199,305)
Accumulated deficit		(733,595,719)		(609,051,735)
Total stockholders’ equity		2,764,278,539		2,721,561,091

	$		$
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		4,270,621,822		4,541,917,475

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENT OF OPERATIONS
(In US dollars)

	For the three months ended
	December 31, 2008	September 30, 2008
	(Unaudited)	(Unaudited)
Sales	272,478,762	375,944,833
Cost of sales	347,114,296	348,720,498
Gross profit	(74,635,534)	27,224,335

Operating expenses:
Research and development	12,523,835	17,838,076
General and administrative	16,146,415	10,760,722
Selling and marketing	5,843,252	5,578,365
Amortization of acquired intangible assets	11,563,678	6,906,344
Impairment loss of acquired intangible assets	966,667	—
Income from sale of plant and equipment and other fixed assets	(598,819)	(632,029)
Total operating expenses	46,445,028	40,451,478

Loss from operations	(121,080,562)	(13,227,143)
Other income (expenses):
Interest income	1,183,576	2,541,743
Interest expense	(7,132,535)	(11,087,893)
Foreign currency exchange loss	(2,542,966)	(7,022,913)
Other income, net	4,346,182	(62,216)
Total other income (expenses), net	(4,145,743)	(15,631,279)

Net loss before income tax, minority interest and loss from equity investment	(125,226,305)	(28,858,422)
Income tax expense	(745,310)	(4,499,387)
Minority interest	1,519,950	3,094,474
Loss from equity investment	(92,319)	(25,803)
Net loss	$(124,543,984)	$(30,289,138)

Net loss per share, basic	(0.0066)	(0.0016)
Net loss per ADS, basic	(0.3287)	(0.0814)
Net loss per share, diluted	(0.0066)	(0.0016)
Net loss per ADS, diluted	(0.3287)	(0.0814)
Ordinary shares used in calculating basic loss per ordinary share	18,947,602,493	18,612,441,880

Ordinary shares used in calculating diluted loss per ordinary share	18,947,602,493	18,612,441,880

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOWS
(In US dollars)

	For the three months ended
	December 31, 2008	September 30, 2008
	(Unaudited)	(Unaudited)
Operating activities
Net loss	(124,543,984)	(30,289,138)
Adjustments to reconcile net loss to net cash provided
by (used in) operating activities:
Minority interest	(1,519,951)	(3,094,474)
Deferred tax	(1,924,575)	511,663
Gain on disposal of plant and equipment	(598,820)	(632,029)
Depreciation and amortization	193,779,737	188,387,781
Amortization of acquired intangible assets	11,563,678	6,931,344
Share-based compensation	2,358,942	2,368,706
Non cash interest expense on promissory notes	1,480,674	1,522,485
Loss from equity investment	92,320	25,803
Impairment loss of acquired intangible assets	966,667	—
Changes in operating assets and liabilities:
Accounts receivable, net	86,502,133	(23,455,351)
Inventories	61,385,789	19,371,201
Prepaid expense and other current assets	(5,798,142)	(9,608,778)
Accounts payable	(36,579,576)	(57,377,721)
Accrued expenses and other current liabilities	(15,985,881)	15,422,174
Income tax payable	34,327	35,418
Net cash provided by operating activities	171,213,338	110,119,084

Investing activities:
Purchase of plant and equipment	(125,145,585)	(220,937,580)
Proceeds from disposal of plant and equipment	913,738	3,920,056
Proceeds received from sale of assets held for sale	—	1,004,594
Purchases of acquired intangible assets	(23,315,762)	(14,670,000)
Purchase of short-term investments	—	(154,185,792)
Sale of short-term investments	30,717,248	135,865,909
Purchase of equity investment	—	(1,900,000)
Change in restricted cash	(3,254,813)	88,129,665
Net cash used in investing activities	(120,085,174)	(162,773,148)

Financing activities:
Proceeds from short-term borrowing	57,407,359	84,680,413
Proceeds from long-term debt	39,397,145	—
Repayment of promissory notes	(15,000,000)	—
Repayment of long-term debt	(174,736,605)	(4,435,051)
Repayment of short-term debt	(68,750,000)	(114,987,613)
Proceeds from exercise of employee stock options	42,307	74,176
Proceeds from issuance of ordinary shares	168,100,000	—

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOWS
(In US dollars)

Net cash provided by (used in) financing activities	6,460,206	(34,668,075)

Effect of exchange rate changes	(239,821)	(62,231)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	57,348,549	(87,384,370)
CASH AND CASH EQUIVALENTS, beginning of period	392,881,020	480,265,390
CASH AND CASH EQUIVALENTS, end of period	450,229,569	392,881,020

As at the date of this announcement, the directors of the Company are Yang Yuan Wang as Chairman of the Board of Directors and Independent Non-Executive Director of the Company; Richard R. Chang as President, Chief Executive Officer and Executive Director of the Company; Zhou Jie and Wang Zheng Gang (as alternate director to Zhou Jie) as Non-Executive Director of the Company; and Tsuyoshi Kawanishi, Lip-Bu Tan, Edward S. Yang and Jiang Shang Zhou as Independent Non-Executive Directors of the Company.

By order of the Board
Semiconductor Manufacturing International Corporation
Richard R. Chang
Chief Executive Officer

Shanghai, PRC
February 5, 2009